Coil Tubing Technology, Inc.
19511 Wied Rd., Suite E
Spring, Texas 77388
281-651-0200
January 24, 2013

Mr. John Lucas
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coil Tubing Technology, Inc.
Registration Statement on Form S-1
File No. 333-184443

Dear Mr. Lucas:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 11:00 a.m. Eastern Standard Time, Monday, January 28, 2013, or as soon thereafter as practicable.

Additionally, Coil Tubing Technology, Inc. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely, Coil Tubing Technology, Inc. /s/ Jason Swinford Jason Swinford Chief Executive Officer